SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

ENZO BIOCHEM, INC.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

JAMES G. WOLF 105, Flyway Drive Kiawah Island, SC 29455 914-325-9929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☒

(Continued on following pages)

Page 1 of 3 pages

CUSIP No. 294100102		13D	Page 2 of 3 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): James G. Wolf
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,640,700
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,640,700
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,640,700
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 5.4%
14.		TYPE OF REPORTING PERSON IN

Page 2 of 3 pages

CUSIP No. 294100102	13D	Page 3 of 3 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value, (the "Common Stock") of Enzo Biochem, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 527 Madison Avenue, New York, New York 10022.

Item 2. Identity and Background

a.	Name: James G. Wolf
b.	Business Address: 105, Flyway Drive, Kiaweh Island, SC 29455
c.	Present employment: Self.
d.	During the past five years, James G. Wolf has not been convicted in any criminal proceeding.
e.	During the past five years, James G. Wolf has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The cash used to acquire the shares (a total of $7,855,021) was sourced from the personal funds of the Reporting Person and from the personal funds of certain persons with respect to whose shares the Reporting Person holds voting power and dispositive power.

Item 4. Purpose of Transaction.

The Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except that the Reporting Person may nominate himself for election as a director of the Company at the next annual meeting of shareholders if he is not nominated by the Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on his cover page is incorporated here by reference.

(c) During the preceding 60 days, the Reporting Person purchased a total of 219,400 shares of the Company's common stock on the public market for an aggregate cash amount of $697,675.

(d) The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 352,700 of the shares, by persons other than the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2021	/s/ James G. Wolf
James G. Wolf

Page 3 of 3 pages